Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Sell Four LR2 Product Tankers, a Letter of Intent to Purchase Two Newbuilding MRs and its Intention to Repay All Secured Debt Due 2028
MONACO, May 27, 2026 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has entered into agreements to sell four LR2 product tankers, a letter of intent to purchase two newbuilding MR product tankers and its intention to repay all outstanding secured debt due 2028.
Vessel Sales
The Company has entered into agreements to sell four LR2 product tankers consisting of two 2014 built LR2 product tankers, STI Broadway and STI Condotti, and two 2015 built LR2 product tankers, STI Winnie and STI Lauren, for $285.8 million in aggregate. The sales of these vessels are expected to close within the second or third quarter of 2026.
Newbuilding Vessel Purchases
The Company has entered into a letter of intent to purchase two scrubber-fitted MR newbuilding product tankers for $46.25 million per vessel. The vessels are expected to be constructed at Jiangsu Yangzi-Mitsui Shipbuilding Co., Ltd. in China and deliveries are expected in the first quarter of 2030. Aside from a 10% initial deposit, the remaining payments are not due until 2028 or later. The letter of intent is subject to the execution of definitive documentation.
Debt Prepayment
The Company intends to make unscheduled prepayments totaling $367.8 million in aggregate, including the previously announced unscheduled prepayment of $10.7 million, on certain of its secured credit facilities. This amount represents the aggregate debt outstanding under our 2023 $225.0 Million Revolving Credit Facility, 2023 $49.1 Million Credit Facility, 2023 $117.4 Million Credit Facility, 2023 $1.0 Billion Credit Facility and 2023 $94.0 Million Credit Facility, all of which are scheduled to mature in 2028. Further, the Company intends to permanently cancel the undrawn revolver capacity under the 2023 $225.0 Million Revolving Credit Facility and the 2023 $1.0 Billion Credit Facility. These debt prepayments and undrawn revolver cancellations are expected to occur in the second quarter of 2026, which would result in the termination of these aforementioned credit facilities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 83 product tankers (32 LR2 tankers, 37 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements to sell two MR product tankers and seven LR2 product tankers, which are expected to close in the second or third quarter of 2026. The Company has also reached agreements or letters of intent for six MR newbuildings (including the two mentioned in this press release) that are currently under construction with deliveries expected in 2026, 2027 and 2030, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com